TASEKO REACHES AGREEMENT WITH TSAY KEH DENE FIRST NATION

May 9, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") is pleased to announce that it has signed an agreement with the Tsay Keh Dene to support the exploration program and environmental studies for the development of its Aley Niobium Project in northeastern British Columbia.

The agreement, which is extensive in nature, includes provisions for; employment and training opportunities for Tsay Keh Dene members, contracting and business opportunities for Tsay Keh Dene businesses, participation and capacity funding, environmental protection through the cooperative design and implementation of environmental management and monitoring programs, and a framework and commitment to develop a Comprehensive Cooperation and Benefit Agreement for the eventual development and operation of a mine.

Russell Hallbauer, President and CEO of Taseko, commented, “Taseko management is committed to open and mutually beneficial relationships with the local communities where we operate. I would like to express my gratitude to Chief Dennis Izony and the Tsay Keh Dene for their hard work and commitment to complete this agreement. This agreement will serve as the foundation to strengthen our relationship as we continue to develop the world class Aley project.”

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.